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                          April 18, 2022

       Robert Etherington
       President and Chief Executive Officer
       Clene Inc.
       6550 South Millrock Drive, Suite G50
       Salt Lake City, Utah 84121

                                                        Re: Clene Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 14,
2022
                                                            File No. 333-264299

       Dear Mr. Etherington:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tom McAleavey